REXAM

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139



23 May 2005

SUPPL
FILE NO. 82-3

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith
Deputy Company Secretary

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM

REXAM PRESS RELEASE

FILE 82-3

Rexam sells UK glass business

Rexam, the global consumer packaging group and the world's No 1 beverage can maker, announces that it has sold its glass business in Barnsley, UK, to Ardagh Glass for a cash consideration of £50m. The proceeds will be used to pay down borrowings.

In 2004, the Barnsley business, which employs 700 people, had an operating profit of £3m on sales of £101m. As at 31 December 2004, it had net operating assets of £59m.

Commenting on the sale, Lars Emilson, Chief Executive, said: "The UK glass market is facing a difficult outlook and new capacity coming on stream will only exacerbate the situation. After reviewing our options, we felt that, as the number three player in the UK glass industry, divestment in this case was the best course of action. Rexam remains firmly committed to its glass customers and the glass container business. We continue to focus on further developing our glass business in northern continental Europe, where we have a solid market position, and in the fast growing markets of eastern Europe."

23 May 2005

Enquiries
Lars Emilson, Chief Executive +44 20 7227 4100
Graham Chipchase, Group Finance Director
Andrew Mills, Group Communications Director

Financial Dynamics
Richard Mountain +44 20 7269 7291

Rexam is one of the world's top five consumer packaging companies and the world's leading beverage can maker. Its global operations focus on beverage packaging in metal, glass and plastic, as well as plastic packaging solutions for the beauty, pharmaceutical and food industries. The Group employs around 22,000 people in 22 countries worldwide and has an ongoing turnover of approximately £3.1 billion. Rexam is a member of the FTSE 100. Its ordinary shares are listed with the UK Listing Authority and trade on the market for listed securities on the London Stock Exchange under the symbol REX. For further information, visit Rexam's website at www.rexam.com